EXHIBIT 99.1

October 26, 2023 | VANCOUVER, BC

Sandstorm Gold Royalties To Release 2023 THIRD Quarter Results on NOVEMBER 6

Sandstorm Gold Ltd. (“Sandstorm”, or “Sandstorm Gold Royalties”) (NYSE: SAND, TSX: SSL) will release its 2023 third quarter results on Monday, November 6, 2023, after markets close.

A conference call will be held on Tuesday, November 7, 2023, starting at 8:30am PST to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688

North American Toll-Free: (+1) 888-390-0546

Conference ID: 55968798

Webcast URL: https://bit.ly/3ZWkvkC

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.